Exhibit 99.1

Draganfly Announces Agreement to Pilot Drone Delivery Services Program for Mass General Brigham’s Home Hospital

Just-in-time medical drone deliveries by Draganfly to include critical medicines, technical equipment, and laboratory work to benefit patient care.

Boston, MA., January 16, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce an agreement with Mass General Brigham to provide drone delivery and solutions for the healthcare system’s Home Hospital patients. Home Hospital aims to create a model that enhances the overall patient experience, improves access to essential services, and provides more cost-effective solutions for its patients.

Mass General Brigham’s Home Hospital is one of the largest in the country. Draganfly’s drone technology and pilot services will map and develop delivery routes to support the needs of both patients and staff.

Draganfly’s technology aims to enhance the quality of care and support for Mass General Brigham’s Home Hospital patients by reducing traffic-related delays around its geographic catchment of the greater Boston metro area, eliminating challenges associated with traditional transportation methods, and enabling the swift and efficient delivery of essential supplies. The medical drone pick-up and deliveries facilitated by Draganfly’s technology can include critical medicines, technical equipment, and laboratory work.

“At Mass General Brigham, we are looking at the future of healthcare, and part of that vision is taking care of patients in the comfort of their homes,” said David Levine, MD, MPH, MA, clinical director of research and development, Mass General Brigham Healthcare at Home. “In accomplishing this at scale, we understand that we need to continue to evolve our processes to support home-based care. These types of technological solutions allow us the opportunity to create a paradigm shift in our care delivery.”

“This is an exciting step forward in the healthcare industry that will help to create a better and healthier future for those who need it,” said Cameron Chell, President and CEO of Draganfly. “Our drone technology will minimize potential delays in ground transportation, providing a distinct advantage to medication delivery. The speed and convenience these drones can operate underscores their need in the healthcare industry.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email:media@draganfly.com

Company Contact

Email:info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly technology’s ability to eliminate challenges associated with traditional transportation methods and enable the swift and efficient delivery of essential supplies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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